August 6, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G-III Apparel Group, Ltd.

Form 10-K for the Fiscal Year Ended January 31, 2014

Filed March 31, 2014

File No. 000-18183

Ladies and Gentlemen:

Set forth below are the responses of G-III Apparel Group, Ltd. (“G-III,” the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated July 9, 2014, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2014, filed with the Commission on March 31, 2014. It should be read in conjunction with our letter dated February 24, 2014 responding to the Staff’s comment letter dated January 28, 2014, our letter dated March 28, 2014 responding to the Staff’s comment letter dated March 5, 2014, our letter dated May 12, 2014 responding to the Staff’s comment letter dated April 15, 2014 and our letter dated June 25, 2014 in response to a phone conversation on June 20, 2014 between James Giugliano and Rufus Decker of the Staff and me. For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.

In order to facilitate your review we have summarized certain key facts and considerations from our previous communications regarding how the Chief Operating Decision Maker (“CODM”) manages the business.

The CEO who is also the CODM defines the Company’s global strategy and is accountable to the Board of Directors based on the successes or failures of strategies implemented. The Company’s current and historical goal is to continue to become a diversified apparel company and brand owner. At a high level the CODM focuses on the results of the wholesale business (including both the licensed and non-licensed operating segments) as a whole, as well as the results of the retail operating segment. There are many distinctions between the wholesale and retail businesses, including that the wholesale business is primarily managed from the Company’s headquarters in New York and shares its own IT systems. The retail operations are based in Minneapolis, MN and have a separate IT system and management team. The wholesale business, licensed and non-licensed operating segments, are highly integrated and share a number of common processes; with sales to the same or similar customers (retailers) and similar procurement and distribution processes. The distinction between the licensed and non-licensed segments plays a key role for the CODM in his view of the wholesale business in order to define the business’ long term goals and develop strategies to fuel growth. Licensed products involve restrictions based on agreements with third parties, require stipulated advertising and marketing, usually based on a stipulated percentage of sales, and there are set limits for off-price sales, among other factors. There is also a risk that future sales could cease for licensed products if the license agreement is not renewed. Non-licensed products on the other hand provide the Company with total discretion as to the management of the products and sales, including advertising and marketing and off-price sales. These distinctions are a key factor in the CODM’s view of the wholesale business and overall management of its growth. The key decision points regarding the allocation of resources are to expand current license relationships or enter into new licenses versus expanding the portfolio of owned brands through acquisition or creation. Accordingly in making these strategic decisions our CODM utilizes the financial information at the licensed and non-licensed operating segment level to facilitate the decisions regarding the expansion of the wholesale business.

The acquisition of Vilebrequin constitutes an example of a strategic decision that was based on operating segment information as the Company was and continues to seek to expand its portfolio of owned brands. Another example was the recent decision to acquire the G.H. Bass business, which was partially driven by the fact that the G.H. Bass business was determined to be easily integrated into the retail operating segment, as the retail segment had the capacity to absorb the acquisition from an IT, distribution and management perspective.

A standard reporting package is distributed monthly to all executives, including the CODM, which includes results at a product line, group, operating segment and consolidated level. The information at the product line and group level is included specifically for the use of the product line and group managers. The CODM’s focus with respect to allocating resources is on the aggregate results at the operating segment level as strategic decisions are based to a great extent on the operating segment results.

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Form 10-K for the Fiscal Year Ended January 31, 2014

Notes to Consolidated Financial Statements, page F-8

Note D – Acquisitions and Intangibles, page F-13

1.	We note from your response to our prior comment 1 that you have excluded the disclosure required by FASB ASC 805-10-50-2(h) due to immateriality. To the extent you believe the G.H. Bass acquisition was material enough to warrant disclosure under FASB ASC 805-10-50-2, it is unclear to us why you would conclude the same acquisition was immaterial in regards to the disclosure requirements of paragraph 2(h) of that same section. Please expand your disclosure in future filings, including your next interim filing, to include the requirements of FASB ASC 805-10-50-2(h) or tell us why these particular disclosures are either immaterial or otherwise not required. In your response to this comment, provide us with a draft of your proposed future disclosure. In regards to your reference to the Significant Subsidiary thresholds of Regulation S-X, please note these thresholds should not be considered in your assessment of financial statement materiality and are limited to the purposes referenced in Regulation S-X.

Response:

We would like to clarify to the Staff that while we believe that the acquisition of G.H. Bass was immaterial to the Company’s financial statements, we voluntarily decided to include certain information with respect to this acquisition for the purpose of enhancing the information provided to users of our financial statements.

Based on ASC 105-10-05-6, the provisions of ASC 805-10-50-2 do not need to be applied to immaterial acquisitions. G-III’s investment in G.H. Bass, which consisted primarily of the purchase of inventory held for sale by G.H. Bass, represented 6.9% of the Company’s total assets as of the most recent annual audited financial statement of G-III, which was the fiscal year ended January 31, 2013 (“fiscal 2013”), and G.H. Bass’ earnings from operations before interest and income taxes for fiscal 2013 represented 4.6% of G-III’s earnings from operations before interest and income taxes for fiscal 2013. As ASC 805-10-50 does not include guidance as to what is considered material, we analyzed the financial information available to us with respect to G.H. Bass and determined that the acquisition of G.H. Bass was immaterial to G-III’s financial statements.

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Although we concluded that ASC 805-10-50-2 disclosure requirements were not applicable to the G.H. Bass acquisition, the accounting pronouncement does not preclude us from making disclosures with respect to an acquisition regardless of materiality. As such, we chose to include certain qualitative and quantitative information about the G.H. Bass acquisition, specifically the purchase price allocation. Our growth includes diversifying our product categories and distribution channels as well as our portfolio of brands through acquisition. The acquisition of G.H. Bass allowed G-III to expand to a new product category, footwear, as well as to expand our brand portfolio with a well-known heritage brand. As the marketplace was aware of our acquisition of G.H. Bass, we chose to include quantitative information with respect to G.H. Bass in the Form 10-K indicating the size of the G.H. Bass’ business relative to the size of the Company’s business. As a result of our determination that the acquisition of G.H. Bass was not material to our financial statements, we have not included any proposed future disclosure in this response.

Note K – Segments, page F-23

2.	Please clarify for us the manner in which the CODM reviews product line information to allocate resources and assess performance, if at all.

Response:

In Appendix 1 of our letter to the Staff dated May 12, 2014, we listed schedules used by the CODM to perform his monthly review in order to assess performance and allocate resources. As indicated in that response letter, the most significant resource allocation decisions involve expanding our portfolio of brands through acquisitions or new licenses, the opening of new stores for our retail operations segment and other capital expenditure decisions relating to the operation of our business. Product line information may be reviewed if additional details are needed, but the decisions are made at a broader level, considering the strategic growth and direction of the Company’s operating segments and the business as a whole. For example, if the sales growth of an operating segment does not meet the CODM’s expectations, he may look at the details of the product lines to identify the root cause. As a result, this could prompt a decision to seek out an additional product line/brand in that segment.

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3.	We note from your prior responses that there are no managers at the operating segment level (except for the retail group). Please provide us with a detailed discussion of how the CODM reviews the performance of these segments and how he holds those accountable for the performance of the operating segment.

Response:

The CODM reviews the quantitative information at the consolidated level and for each segment using the information that is provided to him in the monthly reporting package (see response 2 in our letter dated March 28, 2014 and Appendix 1 of our letter dated May 12, 2014). In addition, the CODM gathers, on a daily basis, qualitative information, such as, but not limited to, market trends, sourcing issues, brand strength, customer relationships and feedback he receives internally from discussions with group and product line managers. The CODM has been serving as a senior executive of the Company and its predecessors since its formation in 1974. He largely contributed to G-III’s development and has been involved in all aspects of the Company over the past 40 years. His knowledge of the Company, along with the informal information collected through discussions with the product and/or group managers, assist him to set expectations at the consolidated level, at the segment level, and, on a case by case basis, at the product line level. When performing his review, the CODM focuses on a number of metrics including, but not limited to, net sales, gross margin, selling, general and administrative expenses and operating margins. Profit and loss schedules at the consolidated and segment level included in the monthly reporting package include comparative information against the prior fiscal year and the budget. The CODM reviews these metrics and compares them against his expectations to assess each segment’s performance and determine who can be held accountable for it. The CODM then addresses his questions to executive officers, finance department personnel, group managers and product line managers depending on the nature of the inquiry.

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4.	We have reviewed your response to our prior comment 3 from your letter dated May 12, 2014, noting that your budget process is collaborative and includes your CODM, group managers and product line managers. Please elaborate on your budget process and also tell us the:
•	methodology used to prepare the budget (e.g. top-down approach or bottom-up approach),
•	individual or group of individuals who approve the operating budget,
•	line items included in the approved budget and whether the budgets are organized by segment, group, product or some other manner,
•	person who approves mid-year or intra-period changes in budgets, and the level at which those changes are proposed and approved, and
•	nature of the communications that address budget variances, including when and how the CODM is informed of these variances.

Response:

The budget process is a bottom-up approach and ultimately flows through the Corporate finance department. Sales and gross margin expectations are provided by group and product line managers at the product line level and summarized at the operating segment level.

Expense line items are budgeted by a centralized forecasting department. Selling, general and administrative expense line items use specific cost drivers to determine the budgeted amounts. The personnel expense budget includes line items such as salary, bonuses, equity award compensation, 401(k) employer contributions and employer payroll taxes, which are budgeted based on the current payroll run rate and prospective hiring needs. Advertising and promotion expense is budgeted based on budgeted sales and contractual rates under our license agreements, for the licensed product lines, and budgeted sales and historical advertising expenses (taking into consideration planned advertising campaigns), for the non-licensed product lines. Outside warehousing is based on the number of units that are budgeted to be shipped. Other expenses are either budgeted by applying an average growth rate or are budgeted based on current contractual requirements. Selling, general and administrative expenses are allocated to the product lines using various methods. These allocations are approved by the CFO and not reviewed by the CODM.

Sales and gross margin budgets prepared by product line managers are combined with the selling, general and administrative expenses budgets prepared by the centralized forecasting group. The CODM reviews and approves the budget at the operating segment and consolidated level.

Expenditures for large projects, such as (showroom expansion, warehouse or office development, in-store shop development and information systems), are estimated by a centralized forecasting group and are approved by the CODM on a project by project basis.

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Mid-year changes are not made to the budget, but rather a reforecasting process takes place each quarter. The quarterly reforecasts are prepared at the same level as the annual budget and approved by the CFO and/or CODM as described above.

Budget variances are communicated periodically throughout the year on an informal basis by group managers to the CODM and more formally are part of the year to date monthly reporting package that captures all product lines.

5.	Please identify those individuals who are responsible for product line results (e.g., the product line managers, the group managers, or some other manager) and to whom those individuals report.

Response:

The hierarchical organization of group and product line managers is not consistent across the Company. In some instances, product line and group managers are two different individuals. In other instances, the product line manager and the group manager is the same person.

In order to clearly identify which individual is responsible for a group, a product line or both, we have provided a list of the product lines and their respective managers and group managers in Appendix 1 to this letter. Group managers report to the CEO who is also the CODM. Groups are created based upon the group managers’ competencies and capacities.

6.	We have reviewed your response to our prior comment 3 from your letter dated May 12, 2014 noting product lines may move between groups. Please provide us with a detailed discussion of how frequently in the past product lines have been shifted from one group to another group, and whether there are plans to move product lines from one group to another in the future.

Response:

Over the past five years, seven product lines have been moved from one group to another. In the current fiscal year, the Jessica Simpson dresses product line has moved from the Jessica Howard group to the Winlit group. As of today, there is no plan to move any particular product line.

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There are different reasons for these moves. A product line may be moved from one group to another in order to reallocate the workload of a product line/group manager to another product line/group manager in a different group. A product line may also be moved from one group to another because a product line manager can create or improve synergies between its existing product line portfolio and the product line that is moved to him or her. A product line may be moved to another group due to customer or licensor relationships. A product line may also be moved due to personnel capacity and skill issues. Product lines are moved from one group to another on an as-needed basis as recommended by group managers subject to the approval of the CODM.

The Company’s groups are a flexible hierarchical structure used to delegate and manage the product lines of the Company. Groups are created based upon the group managers’ competencies and capacities rather than product considerations. As a result, a group may include different type of products across the non-licensed and licensed segments. Furthermore, the underlying composition of the product lines within the group has been subject to changes from year to year. Accordingly, we do not believe that our groups are operating segments.

We have also considered whether product lines are operating segments and have concluded that they are not. While the CODM periodically, on a case by case limited basis, assess the performance of our 61 product lines, there are no significant resource allocation decisions that he is involved with at the product line level. Licensed product lines are allocated resources based primarily upon the license agreement’s terms and conditions. Non-licensed product lines afford more flexibility in resource allocation but have not involved significant resource allocation decisions based upon their specific performance. Furthermore, the CODM’s primary focus, when reviewing Company financial information, is the opportunity and ability to grow revenues of individual operating segments (licensed and non-licensed). The Company’s most critical resource allocation decisions are around gaining brand distribution to enable sales growth. The licensed segment gains brand distribution through entering into new licensed arrangements and the non-licensed segment through the acquisition of trade names. The investment/resources allocation choice between these strategies is a critical decision point for the CODM as these two models (entering into a new license versus purchasing a brand) have distinct risk profiles.

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7.	Please provide us with a detailed discussion of the financial and nonfinancial performance metrics utilized by the company to determine compensation for the CODM, the group managers and the product line manager. Please explain the extent to which these metrics are tied to the performance of segments, groups or particular product lines or brands, if any.

Response:

The compensation of the CODM, the group managers and the product line managers has three major components: base salary, bonus and long term compensation in the form of equity awards.

Base salaries are determined at the time of hire based upon individual circumstances and the market. Periodic raises are based on individual performance and overall wage increases.

The bonus for each of Morris Goldfarb (CEO and CODM) and Sammy Aaron (Vice Chairman and group manager) is calculated based on the consolidated pre-tax results of the Company as defined in their respective employment agreement, which latest amendments are included in the Proxy statement filed with the Commission on May 6, 2014. The calculation includes performance hurdles, defining a minimum consolidated pre-tax income to be achieved in order to be entitled to the bonus, and performance pre-tax income targets, which define the amount of the bonus received based on a range of the percentage difference between the actual consolidated pre-tax income and the budgeted consolidated pre-tax income as approved by our Compensation Committee.

Group and product line manager bonuses are either formulaic based on a profit measure of the manager’s group or product line, discretionary or a combination of both. To determine the amount of discretionary bonus granted to a manager, our CEO takes into consideration metrics such as product line or group contribution to the Company’s respective segment’s operating income, increase in operating margin and other objectives specifically assigned to a manager at the beginning of year.

The Compensation Committee determines the number of equity awards to be granted to the named executive officers after consultation with the CODM. Equity awards for all other personnel are determined by the CODM in consultation with the Compensation Committee of the Company’s Board of Directors and are based on discretionary assessment of the employee’s contribution to the Company.

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The Company confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	James Giugliano, Securities and Exchange Commission

Angela Halac, Securities and Exchange Commission

Neil Gold, Esq., Fulbright & Jaworski LLP

Manuel G. Rivera, Esq., Fulbright & Jaworski LLP

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Appendix 1: Product line managers detailed list

Reports directly to ---------------------->

Product Line	Group	Segment	Product Line Manager	Group Manager
Dockers	G III Core	Licensed	Ron Finestone	Ron Finestone
Levi’s	G III Core	Licensed	Ron Finestone	Ron Finestone
Jones Women	G III Core	Licensed	Brian Moorstein	Brian Moorstein
Kenneth Cole Men	G III Core	Licensed	Brian Moorstein	Brian Moorstein
Kenneth Cole Women	G III Core	Licensed	Brian Moorstein	Brian Moorstein
Cole Haan Men	G III Core	Licensed	Robert Fylypowycz	Robert Fylypowycz
Cole Haan Women	G III Core	Licensed	Robert Fylypowycz	Robert Fylypowycz
Nine West	G III Core	Licensed	Susan Roessle	Deborah Gaertner
Tommy Men	G III Core	Licensed	Ron Finestone	Ron Finestone
Sport Licensing	G III Core	Licensed	Eric Schapiro	Wayne Miller
Children Outerwear	G III Core	Non-Licensed	Deborah Gaertner	Deborah Gaertner
Wilsons Private Label	G III Core	Non-Licensed	Deborah Gaertner	Deborah Gaertner
Women Colebrook	G III Core	Non-Licensed	Deborah Gaertner	Deborah Gaertner
Men Colebrook	G III Core	Non-Licensed	Deborah Gaertner	Deborah Gaertner
G-III China	G III Core	Non-Licensed	Karl McErlean	Karl McErlean
CK Accessories	CK/Marvin Richards	Licensed	Sammy Aaron	Sammy Aaron
CK Dress	CK/Marvin Richards	Licensed	Gary Stein	Sammy Aaron
CK Handbag	CK/Marvin Richards	Licensed	Roni Seiderman	Sammy Aaron
CK Sportswear	CK/Marvin Richards	Licensed	Karen Greenberg	Sammy Aaron
CK Luggage	CK/Marvin Richards	Licensed	Thomas Martucci	Sammy Aaron
CK Men outerwear	CK/Marvin Richards	Licensed	Marc Rothstein	Sammy Aaron
CK Women	CK/Marvin Richards	Licensed	Marc Rothstein	Sammy Aaron
CK Women suit	CK/Marvin Richards	Licensed	Sammy Aaron	Sammy Aaron
CK Performance	CK/Marvin Richards	Licensed	Amy Kahn	Sammy Aaron
CK Canada	CK/Marvin Richards	Licensed	Sammy Aaron	Sammy Aaron
Ivanka Trump dress	CK/Marvin Richards	Licensed	Sammy Aaron	Sammy Aaron
Ivanka Trump sportswear	CK/Marvin Richards	Licensed	Sammy Aaron	Sammy Aaron
Tommy Hilfiger luggage	CK/Marvin Richards	Licensed	Sammy Aaron	Sammy Aaron
Vicky Tiel	CK/Marvin Richards	Licensed	Sammy Aaron	Sammy Aaron
Andrew Marc handbag	CK/Marvin Richards	Non-Licensed	Sammy Aaron	Sammy Aaron
Andrew Marc performance	CK/Marvin Richards	Non-Licensed	Sammy Aaron	Sammy Aaron
Marvin Richards	CK/Marvin Richards	Non-Licensed	Sammy Aaron	Sammy Aaron
Private Label	CK/Marvin Richards	Non-Licensed	Sammy Aaron	Sammy Aaron
Guess Men	Winlit	Licensed	David Winn	David Winn
Guess Women	Winlit	Licensed	David Winn	David Winn
Guess dresses	Winlit	Licensed	David Winn	David Winn
Jessica Simpson outerwear	Winlit	Licensed	David Winn	David Winn
Vince Camuto mens	Winlit	Licensed	David Winn	David Winn
Ellen Tracy Outerwear	Winlit	Licensed	David Winn	David Winn
Ellen Tracy dresses	Winlit	Licensed	David Winn	David Winn
Sean John men	Winlit	Licensed	David Winn	David Winn
Winlit Women	Winlit	Non-Licensed	David Winn	David Winn
Winlit Men	Winlit	Non-Licensed	David Winn	David Winn
Black rivets	Winlit	Non-Licensed	David Winn	David Winn
Jessica Simpson dresses	Winlit	Licensed	David Winn	David Winn
Vince Camuto dresses	Jessica Howard	Licensed	Mary Ann Williams	Wayne Miller
Jessica Howard	Jessica Howard	Non-Licensed	Mary Ann Williams	Wayne Miller
Eliza J	Jessica Howard	Non-Licensed	Mary Ann Williams	Wayne Miller
Coldwater creek	Jessica Howard	Non-Licensed	Mary Ann Williams	Wayne Miller
Andrew Marc Men	Andrew Marc	Non-Licensed	Steven Budd	Steven Budd
Marc NY Men	Andrew Marc	Non-Licensed	Steven Budd	Steven Budd
Andrew Marc Women	Andrew Marc	Non-Licensed	Steven Budd	Steven Budd
Marc NY Men	Andrew Marc	Non-Licensed	Steven Budd	Steven Budd
Andrew Marc dress	Andrew Marc	Non-Licensed	Steven Budd	Steven Budd
Marc Moto	Andrew Marc	Non-Licensed	Steven Budd	Steven Budd
AM Royalties	Andrew Marc	Non-Licensed	Steven Budd	Steven Budd
Kensie	Kensie	Licensed	Eric Karls	Eric Karls
Wilsons Leather	Wilsons	Retail	Bill Hutchinson	Bill Hutchinson
G.H. Bass	Wilsons	Retail	Bill Hutchinson	Bill Hutchinson
Andrew Marc retail	Wilsons	Retail	Bill Hutchinson	Bill Hutchinson
Vilebrequin	Vilebrequin	Retail	Roland Herlory	Roland Herlory